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Exhibit 99.2

EDISON MISSION ENERGY
ILLINOIS PLANTS—FUNDS FLOW FROM OPERATIONS
Twelve Months Ended December 31, 2003
(In Millions) (Unaudited)

	Midwest Generation, LLC	Edison Mission Overseas Co.	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Reclassification Adjustment (Note 2)	Sale Leaseback Leaseback (Note 3)	Illinois Plants
	(SEC Reporting Basis)	(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,055.4	$0.0	$0.0	$0.0	$0.0	$1,055.4	$0.0	$0.0	$1,055.4
Income (loss) from price risk management	(3.1)	—	—	—	—	(3.1)	—	—	(3.1)
									—

Total Operating revenues	1,052.3	—	—	—	—	1,052.3	—	—	1,052.3

Project Operating Expenses
Fuel	390.6	—	—	—	—	390.6	—	—	390.6
Plant operations	333.0	—	—	—	29.7	362.7	—	74.3	437.0
Depreciation and amortization	171.7	0.0	—	—	(12.5)	159.2	—	(42.6)	116.6
Asset impairment and other charges	1,025.4	—	—	—	(779.9)	245.5	—	—	245.5
Settlement of postretirement employee benefit liability	—	—	—	—	—	—			—
Administrative and general	23.8	1.2	8.7	(17.3)	—	16.4	—	—	16.4

Total operating expenses	1,944.5	1.2	8.7	(17.3)	(762.7)	1,174.4	—	31.7	1,206.1

Project Revenues less Operating Expenses	(892.2)	(1.2)	(8.7)	17.3	762.7	(122.1)	—	(31.7)	(153.8)

Project Other Income (Expense)
Interest and other income (expense)	(0.5)	1.3	2.1	—	—	2.9	—	—	2.9
Intercompany interest income (expense):	—	—	—	—	—	—	—	—	—
Edison Mission Energy	113.4	—	—	—	—	113.4	—	—	113.4
Edison Mission Overseas	(221.9)	221.9	—	—	—	—	—	—	—
Interest expense	(124.4)	—	(83.0)	—	37.2	(170.2)	—	87.2	(83.0)
									—

Total other income (expense)	(233.4)	223.2	(80.9)	—	37.2	(53.9)	—	87.2	33.3

Income (Loss) before Income Taxes	(1,125.6)	222.0	(89.6)	17.3	799.9	(176.0)	—	55.5	(120.5)

Income Taxes	(436.9)	90.1	(36.5)	6.7	307.4	(69.2)	—	20.2	(49.0)

Income (Loss) before Accounting Change	(688.7)	131.9	(53.1)	10.6	492.5	(106.8)	—	35.3	(71.5)

Cumulative effect of change in accounting, net of tax	(0.1)	—	—	—	—	(0.1)	—	—	(0.1)

Net Income (Loss)	$(688.8)	$131.9	$(53.1)	$10.6	$492.5	$(106.9)	$0.0	$35.3	$(71.6)

Funds Flow from Operations
Income (loss) before Income Taxes	$(1,125.6)	$222.0	$(89.6)	$17.3	$799.9	$(176.0)	$0.0	$55.5	$(120.5)
Add (deduct):
Depreciation and amortization	171.7	0.0	—	—	(12.5)	159.2	—	(42.6)	116.6
Asset impairment charge	1,025.4	—	—	—	(779.9)	245.5	—	—	245.5
Settlement of postretirement employee benefit liability	—	—	—	—	—	—	—	—	—

Funds Flow from Operations	$71.5	$222.0	$(89.6)	$17.3	$7.5	$228.7	$0.0	$12.9	$241.6

Note 1	Consolidation adjustment required to report the Collins Leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
Note 2	Push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.2
EDISON MISSION ENERGY ILLINOIS PLANTS—FUNDS FLOW FROM OPERATIONS Twelve Months Ended December 31, 2003 (In Millions) (Unaudited)